RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

ANOTHER PROFITABLE QUARTER AS LOULO UNDERGROUND DEVELOPMENT STARTS AND TONGON
PROGRESSES TO FEASIBILITY

London, 2 November 2006 - Randgold Resources (LSE:RRS) (Nasdaq:GOLD) posted a profit from mining of US$30.7 million for the September quarter, taking its total for the nine months to date to US$99.4 million - up 90% on the corresponding period in 2005 thanks to the contribution from its new Loulo mine and the higher gold price.

Gold sales revenue for the quarter was US$63.2 million, in line with that of the previous quarter in spite of a lower received gold price. Production at Loulo increased by 11% to 57 123 ounces but was down 8% to 124 698 ounces (49 879 ounces attributable) at the company's Morila joint venture. Total cash costs at both operations were slightly up but on a group basis, are still in line with the overall target for the year.

At Loulo, the difficulties caused by the delay in the commissioning of the hard rock crusher spilled over into this quarter but throughputs increased steadily in August and September, with higher grades and improved recoveries boosting production. At Morila, operational problems resulted in a lower head grade and reduced plant throughput. These are being addressed and the mine is still on track to exceed 500 000 ounces for the year as planned.

In the meantime, excavation and construction of the boxcut for the Yalea underground mine at Loulo are well underway. The design and schedule for the second underground mine - Gara (formerly known as Loulo 0) - are currently being completed. Continued underground drilling has expanded the total Loulo resource base to more than 10 million ounces.

In the Cote d'Ivoire, the company is gearing up for a 30 000 metre diamond core feasibility drilling programme on the back of favourable results from the recently completed tactical drilling exercise there. The feasibility programme is due to start in January 2007, assuming political stability and safe working conditions in the region.

Elsewhere in West Africa, Randgold Resources' exploration teams are heading back into the field after the rainy season. In Mali, exploration continues to be focused on and around Loulo and Morila, while in Senegal, 15 targets have been prioritised for RAB drilling while three advanced targets have been modelled for further diamond drilling. In Ghana, completion of the first phase of exploration across all the company's permits will generate follow-up targets. In Burkina
Faso, a first-pass exploration programme has been completed on all nine permits and targets in the Kiaka permit have been tested through RAB and RC drilling.

In East Africa, the status of the Kiabakari project in Tanzania is currently being re-evaluated. Other opportunities are currently being pursued in that country.

Chief executive Mark Bristow said the company's sustained sound performance reflected the benefits of balance and integration in the business and of its strong emphasis on organic growth.

"Loulo has effectively settled some start-up problems that were not of our making and, considering the circumstances, had a very solid quarter. Even more important, it is steadily evolving into a world-class mining complex encompassing open-pit and underground operations. Morila had a bit of a wobble but is still delivering the goods and Tongon is heading into the feasibility phase," he said.

"Our exploration teams are starting the new field season with plenty of prospects on their plate. We will also be looking at opportunities beyond our current six-country portfolio."

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive    Financial Director   Investor & Media Relations
Dr Mark Bristow    Roger Williams       Kathy du Plessis
+44 779 775 2288   +44 791 709 8939     +27 11 728 4701
+223 675 0122      +223 675 0109        Fax: +27 11 728 2547
                                        Cell: +27 83 266 5847
                                        Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

RANDGOLD RESOURCES REPORT

DEVELOPMENT OF NEW UNDERGROUND MINE FORMALLY UNDERWAY

The development of Randgold Resources' new Yalea underground mine at its Loulo project in Mali was officially launched on 17 October with the turning of the first sod by the Minister of Mines, Energy and Water, his Excellency Hamed D
Semega.

The two open-cast mines at Loulo went into production late last year and to
September 2006 had already poured 241 017 ounces of gold. The Yalea underground development is expected to raise the project's production from 250 000 ounces per year to in excess of 400 000 ounces per year and reduce its cost profile over the next five years. It is expected to remain in production beyond 2020.
The boxcut and portal construction at Yalea is now well advanced and excavation of the declines is scheduled to begin before the end of the year. Randgold
Resources expects to access the first development ore in late 2007.

A second underground mine - Loulo 0 - is currently at the final planning stage.
To distinguish it clearly from the overall project, Loulo 0 has been renamed
Gara after a nearby stream.

Speaking at the launch of the Yalea underground mine, Randgold Resources chief executive Mark Bristow said Loulo's systematic transformation into a four-mine complex underlined the project's enormous brownfields potential.

"Randgold Resources is known for its commitment to organic growth driven by exploration and it was our discovery of the Yalea deposit that made Loulo a viable project in the first place. Further exploration showed that underground mines could be developed to complement the open-cast operations on which the project was initially based. These will significantly extend the life and enhance the value of the project and have elevated it to true world-class status," he said.

Eleven diamond drillholes were completed on the deep drilling of the Gara deposit for a total of 6 940 metres this quarter. Results confirmed the presence of good grades at depth in the central portion of the orebody. All new results were used to revise the geological and resource models, resulting in an increase of the total resource to 25Mt at 4.11g/t for 3.3Moz. The updated resource is tabled below and reflects an 800 000 ounce increase from the previous declaration. The cross-section of the resource shows a broad south-westerly plunge to the high-grade mineralisation which is coincident with the plunge direction and angle of fold lineations measured in the pit. Further drilling is underway to infill some gaps within the deep drilling as well as to test the high-grade trend of the central high-grade portion of the deposit to 600 metres below surface.

MALI GOLD INDUSTRY REQUIRES REINVESTMENT TO SECURE ITS FUTURE

Mali's currently burgeoning gold mining industry requires reinvestment from the mining companies as well as the Mali government if it is still to thrive in 10 years' time, says Randgold Resources chief executive Mark Bristow.

Speaking at an open day at the company's Morila joint venture, Bristow noted
that mining constantly needed to replenish the sources of the gold it produced and also had to expand its intellectual base to cope with the challenges presented by an increasingly complex business.

"Randgold Resources believes the best way for the industry to create value for all stakeholders, including its host countries, is through discovery and development. It was our discovery of the Morila

deposit that created a mine that since 2000 has produced more than four million ounces of gold, generated total cash profits of more than US$900 million and contributed FCFA334 billion (US$636 million) to the Malian economy. While Morila is now entering the last stage of its life, it still has a number of profitable years ahead of it, and we are still exploring with some success around the fringes of the deposit and beyond," Bristow said.

"It was our belief in Mali's prospectivity, coupled with the productive partnership we have forged with its government and people, that gave us the confidence to reinvest substantially in this country. Last year, we opened a new mine at Loulo and the Minister of Mines, Energy and Water, the his Excellency
Hamed D. Semega, has now launched the development of an underground mine to complement the two existing open-cast operations there. Loulo will eventually be four mines in one, and a true world-class gold project."

Bristow noted that Randgold Resources was continuing to explore extensively at and around Morila and Loulo.

"We are also committed to nurturing and empowering local management. Our general manager for Mali, our financial controller and the general manager at Loulo are all Malian nationals. In addition, we have taken the lead in such initiatives as the establishment of the KankouMoussa gold bank to provide a service to artisanal producers and local jewellers," Bristow said.

"During the last couple of years Randgold Resources directly reinvested more than US$150 million in Mali. It's an investment we believe will not only benefit ourselves but also our partners, the government and people of Mali. While we are happy to show the way, we believe it is important for all concerned to understand that securing a sustainable future for Mali's gold industry will require a commensurate commitment from the other gold companies here, as well as from government."

THE TONGON PROJECT - NEXT IN LINE FOR DEVELOPMENT?

Randgold Resources acquired the Nielle permit in 1997 and after a period of regional geological mapping, geochemical sampling and airborne geophysics, focused on the Tongon target. An initial diamond drilling programme, carried out in 2000, led to the discovery of the Southern Zone and an inferred resource of
1.7 million ounces. After two further drilling programmes, the total resource for the Southern Zone as well as the lesser drilled Northern Zone increased to
2.89 million ounces, indicating that Tongon was a key asset in our portfolio.

A prefeasibility Type 2 study was completed in June 2002 which demonstrated that the Tongon project could meet the company's criteria for investment and a Type 3 feasibility study was initiated. After an initial 16 drillhole programme, further drilling and on-site feasibility study work was put on hold as a result of the political conflict in the Cote d'Ivoire. However, we retained confidence both in the ability of the people of the country to sort out the political and social problems as well as in the value of the project. We maintained an office in the country and have engaged and co-operated with the stakeholders from both sides. A state of 'force majeure' was declared with respect to the period of validity of the permits.

As the peace process, with strong African and international support, led to increased political accommodation between the governing party and the opposition, we have been encouraged by all to resume our feasibility activities.
In 2005 we reviewed all aspects of the Tongon project, updating the financial parameters to reflect current market conditions. The total resource base was confirmed as exceeding 3 million ounces and a 30 000 metre drilling programme was designed to allow the completion of a final feasibility study and production decision within two years of full recommencement of drilling activities.

We recognise as do the other players in the country, the value of Tongon as a national asset, and are working hard, with full co-operation from both sides to turn this project to account. We have visited the project with officials from both the government ministries and the opposition and have been bowled over by the commitment of all concerned to make this work.

An 8 drillhole, 1 992 metre diamond drilling programme has been successfully completed ahead of the rains; results from this programme are being used to plan the feasibility drilling programme.

All mining projects in all countries world-wide come with risks. We are prepared to spend some of our exploration and corporate budget in further adding value to the Tongon project. The next phase of drilling will help us better understand the relatively complex geology of the Southern Zone as well as add additional resources to the Northern Zone. The biggest risk we see in the project is timing
- we're confident the people and governing structures of Cote d'Ivoire are committed to peace. The completion of a successful final feasibility study would allow a production decision and financing arrangements to be made. As to country risk, when compared to other countries that are recently becoming targets for the development of gold mines, Cote d'Ivoire stands out as being one of the better ones n not the least because of its excellent infrastructure as well as the commitment of the people to reach an amicable solution.

THE GOLD INDUSTRY: THE CASE FOR A NEW VALUE MODEL

The current bull run in the gold market is camouflaging crucial structural flaws in the mining industry, notably its inability to deliver real value to investors, says Randgold Resources chief executive Mark Bristow.

Speaking at the Gold & Precious Metals Investment Conference in Hong Kong,
Bristow said that while there were blue-chip gold companies, the industry itself was not a blue-chip one. He pointed out that over the past five years - some of the best the gold market has ever known - the industry as a whole made no money other than through equity raisings.

"It doesn't create great wealth or make substantial returns: in fact, it barely survives. There's a simple explanation for this: obsessed by size, the industry confuses growth in ounces with profitable growth. In other words, its value creation model, in so far as it has one at all, is essentially flawed," he said.

"True value is created by discovery and development, which requires a substantial and continuing investment in exploration, and a disciplined process that identifies appropriate prospects and drives them up the value curve, thus realising shareholder wealth on a sustainable basis."

The criteria by which the industry has traditionally evaluated itself - size and costs, rather than profitability - are not helpful to the value investor, he said. Nor is its track record encouraging, because that shows a history of investing prodigally in the good times and stumbling when the going gets tough.

While industry expenditure on exploration had apparently increased in recent years, this was not delivering the goods in terms of increased production, he noted. The new gold supply is continuing to decline, and between 2004 and 2005, when the gold price increased by 25%, reserves grew by only 2%. The reason for the discrepancy between exploration expenditure and delivery was that much of what was being flagged as exploration was not breaking new ground but dusting off old projects.

Sustainable success as a gold miner required the capacity to do well not only at the current US$500 to US$600 an ounce but also at more realistic price levels -
such as the US$380 30-year average. This in turn required substantial and consistent investment in organic growth, generated by discovery and development.

"Considering that most new discoveries are being made in emerging economies, it is also important that these projects and their managers should have the capacity to contribute to the socio-political development of the host countries," he said.

"Mining is a risky business at the best of times and the risk inevitably increases in an emerging country. Assessing that risk is not a matter of cold scientific calculation - it's about knowledge, understanding and the ability to manage."

CONTINUED PROGRESS IN BURKINA FASO

In Burkina Faso a generative study has highlighted the Markoye Fault, a significant transcrustal structure, and its associated splays, as very prospective for gold mineralisation. It already hosts a complement of 8 million ounces of gold in six deposits.

We have since consolidated a plus 2 000 kilometre square permit portfolio in the south of the country, covering the southern extension of this fault system. The first phase of regional exploration across all the permits has been completed and this has generated a number of targets and the development of a strong base to the resource triangle. In addition, the Kiaka target is showing promise with drilling outlining broad zones of mineralisation over a 3 kilometre strike length.

Randgold's Burkina operations are managed by an all-Burkinabe exploration team which is headed by Felix Kiemde, a geologist who has been with Randgold for 10 years and worked at Morila and Loulo in Mali, Tongon in Cote d'Ivoire and
Tanzania.

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the 'SEC') on 29 June
2006. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the 'SEC' permits companies, in their filings with the 'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the
'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.